

14046533

KW 3/9/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2014

Washington DC
404

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SEC FILE NUMBER
8-27208

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2013</u> AND ENDING <u>December 31, 2013</u>
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stanford Investment Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2570 West El Camino Real, Suite 520

OFFICIAL USE ONLY
FIRM ID NO.

(No. and Street)

Mountain View	**CA**	**94040**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helen A. Dietz   **(650) 941-1717**
                                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not
                    required to respond unless this form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **Helen A. Dietz**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Stanford Investment Group, Inc.** as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President - CEO
_____
Title

State of California
County of Santa Clara

Subscribed and sworn to before me
this **25** day of **February** 2014

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Operations.
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3 -1.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 -3.
☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal control.
☐ (p) Schedule of Segregation Requirements and Funds in Segregation - Customer Regulated Commodity Futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*



Stanford **I**nvestment **G**roup, **I**nc.

2570 W. El Camino Real, Suite 520 • Mountain View, CA • 94040

STANFORD INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2013




EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stanford Investment Group, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Stanford Investment Group, Inc. (the "Company") which comprise the statement of financial condition as of December 31, 2013, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanford Investment Group, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



ACCOUNTANTS & ADVISORS

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, CA
February 21, 2014

Stanford Investment Group, Inc.
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents (including money market accounts of $1,252,385)	$ 1,776,823
Prepaid expenses	33,752
Leasehold improvements and office equipment, net of accumulated depreciation and amortization of $177,417	131,563
Total Assets	**$ 1,942,138**

Liabilities and Stockholders' Equity

Liabilities:

Dividends payable	$ 480,751
Accrued vacation payable	31,863
Accrued expenses	73,689
Deferred lease incentives	44,886
Total Liabilities	631,189

Stockholders' Equity:

Common stock, no par value:	
Authorized - 500,000 shares;	
Issued and outstanding - 212,222 shares	117,200
Retained earnings	1,193,749
Total Stockholders' Equity	1,310,949
Total Liabilities and Stockholders' Equity	$ 1,942,138

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Operations
Year Ended December 31, 2013

Revenues:

Investment advisory, insurance, and planning services	$ 4,464,284
Commissions	318,732
Miscellaneous income	6,840
Interest Income	1,526
Total Revenues	4,791,382

Expenses:

Salaries and employee benefits	3,001,547
Technology and software support	214,008
Rent	173,620
Commissions	91,361
Other operating expenses	393,943
Total Expenses	3,874,479
Income Before Income Taxes	916,903
Income Taxes	(16,582)
Net Income	$ 900,321

Stanford Investment Group, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2013

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances, beginning of year	212,222	$ 117,200	$ 774,179	$ 891,379
Dividends	-	-	(480,751)	(480,751)
Net income	-	-	900,321	900,321
Balances, end of year	212,222	$ 117,200	$ 1,193,749	$ 1,310,949

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2013

Operating activities:

Net income $ 900,321

Adjustment to reconcile net income to net cash
provided by operating activities:

Depreciation and amortization	38,825
Amortization of deferred lease incentive	(14,962)
Decrease in commissions receivable	1,734
Increase in prepaid expenses	(1,043)
Decrease in wages and commissions payable	(694)
Increase in accrued and deferred liabilities	22,451

Total adjustments 46,311

Net cash flows provided by operating activities 946,632

Investing activities:

Purchase of leasehold improvements and office equipment (26,501)

Financing activities:

Dividends Paid (261,379)

Net increase in cash and cash equivalents 658,752

Cash and cash equivalents, beginning of year 1,118,071

Cash and cash equivalents, end of year $ 1,776,823

1. Business and Summary of Significant Accounting Policies

Business

Stanford Investment Group, Inc. (Company) was incorporated in the state of California in 1981. It is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered with the SEC under the Investment Advisory Act of 1940.

Method of Accounting

The Company has prepared these financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company uses the cash method of accounting for income tax purposes.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts with commercial banks, which at times may exceed federally insured limits. It also maintains its cash in money market accounts which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Revenue

Investment advisory fees are billed at the beginning of each quarter and recorded monthly as earned in accordance with the terms of the investment advisory contracts. Commission revenue is recorded on a trade-date basis as securities transactions occur. Insurance and planning service fees are recorded when earned in accordance with terms of the contracts.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company is not subject to Federal income taxes, nor is it allowed a net operating loss carry-over or carry-back deduction. Accordingly, no provisions have been made for Federal income taxes. Instead, shareholders are taxed on their proportionate share of the Company's taxable income. The Company is subject to California franchise tax of 1.5% on taxable income, subject to an annual minimum of $800. Any temporary differences arising from recording state taxes are immaterial and accordingly, do not generate any deferred tax asset or liability. The Company could also be subject to the built-in gains tax during the first ten years of the S election if certain events occur. The Company is no longer subject to examination by tax authorities for years before 2009.

1. Business and Summary of Significant Accounting Policies (continued)

    Office Equipment and Leasehold Improvements

    Office equipment and leasehold improvements are recorded at cost. Depreciation on office equipment is computed under the straight-line method using estimated useful lives of 5 to 7 years. Amortization on leasehold improvements is computed under the straight-line method using the remaining life of the lease at the time the improvements are placed in service.

    Deferred Lease Incentives

    Lease incentives are amortized over the life of the lease.

    Use of Estimates

    Financial statements prepared in accordance with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. Net Capital Requirements

    The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $1,145,633 which was $1,105,050 in excess of its required net capital of $40,583. The Company's ratio of aggregate indebtedness to net capital was .531 to 1.

3. Retirement Plan

    The Company has a 401(k) retirement plan covering all eligible employees. An employee's eligibility begins immediately and the employer contributions to the plan consist of matching the employee's contributions as well as an option to make a discretionary company contribution to be allocated in proportion to compensation. Employer contributions made to the plan totaled $78,988 for the year.

4. Lease Commitments

The Company leases its office facilities under a long term operating lease. On, and effective, January 1, 2011, the Company negotiated new lease terms with the landlord that will expire on December 31, 2016. Included in lease expense is an estimate of the Company's pro-rata share of the building's operating and maintenance expenses. Future minimum payments under the operating lease are as follows:

Years Ending December 31,

2014	181,000
2015	194,000
2016	207,000
	$ 582,000

5. Supplemental Disclosure of Cash Flow Information

Cash paid during the year for income taxes was $10,889.

Dividends payable at the end of the year was $480,751.

6. Related Party Transactions

Robert E. Gee, is a co-founder, chairman, and registered representative of the Company. Mr. Gee is also a director, officer and shareholder of BRG Energy, Inc., and is a member of BRG Petroleum LLC (collectively BRG). BRG offers oil and gas investment programs through the Company and other broker-dealers. The Company earned $151,600 in commissions from the BRG Oil and Gas Investment program in 2013.

7. Subsequent Events

Management evaluated subsequent events through February 21, 2014, the date these financial statements were available to be issued. With the exception of the matter described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2014 to February 21, 2014, the Company distributed $480,751 to the stockholders.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: <u>Stanford Investment Group, Inc.</u> as of <u>December 31, 2013</u>

1. Total ownership equity from Statement of Financial Condition	$ 1,310,949	3480
2. Deduct ownership equity not allowable for Net Capital	( )	3490
3. Total ownership equity qualified for Net Capital	1,310,949	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
B. Other (deductions) or allowable credits (List)		3525
5. Total capital and allowable subordinated liabilities	$ 1,310,949	3530

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	165,316	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(165,316)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 1,145,633	3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736		3740
10. Net Capital			$ 1,145,633	3750

OMIT PENNIES

Notes:
Non-allowable assets:

Prepaid expenses	$ 33,752
Leasehold improvements and office equipment, net	131,564
	$165,316

- 11 -

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: <u>Stanford Investment Group, Inc.</u> as of <u>December 31, 2013</u>

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)...	$	40,583	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)...	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	40,583	3760
14. Excess net capital (line 10 less 13)...	$	1,105,050	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12...	$	1,084,758	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition...	$	608,746	3790

17. Add:

A.	Drafts for immediate credit..	$	3800	
B.	Market value of securities borrowed for which no equivalent value is paid or credited...	$	3810	
C.	Other unrecorded amounts (List)...	$	3820	3830

19. Total Aggregate indebtedness...	$	608,746	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)........................		53.1%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)........................		0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits..		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)...		3880
24. Net capital requirement (greater of line 22 or 23)..		3760
25. Excess capital (line 10 or 24)...		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000...		3920

NOTES:

    (A)   The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
           1.   Minimum dollar net capital requirement, or
           2.   6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.
    (B)   Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and   partners' securities which were included in non-allowable assets.
    (C)   For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Stanford Investment Group, Inc.
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
<u>December 31, 2013</u>

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Stanford Investment Group, Inc.
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
<u>December 31, 2013</u>

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

Stanford Investment Group, Inc.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2013

1. Reconciliation of Computation of Net Capital to Respondent's Computation

There are no differences between the computation as per Schedule I and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2013.

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.





EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
Stanford Investment Group, Inc.

In planning and performing our audit of the financial statements of Stanford Investment Group, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.



A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, CA
February 21, 2014



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors of
Stanford Investment Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Stanford Investment Group, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the general ledger and the corresponding check payments, noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers for mutual fund shares, insurance income earned on customer security accounts and other revenue not related to the securities business, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. There were no overpayments applied to current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, California
February 21, 2014

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
027208   FINRA   DEC
STANFORD INVESTMENT GROUP INC    19*19
2570 W EL CAMINO REAL STE 520
MOUNTAIN VIEW CA 94040-1315
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 11,288

   B. Less payment made with SIPC-6 filed (exclude interest) (5,519)
      July 26, 2013
      Date Paid

   C. Less prior overpayment applied (✗)

   D. Assessment balance due or (overpayment) 5,769

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ✗

   F. Total assessment balance and interest due (or overpayment carried forward) $ 5,769

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 5,769

   H. Overpayment carried forward $(✗)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stanford Investment Group, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

CFO & CCO - RIA
(Title)

Dated the 28TH day of January, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,791,381

2b. Additions:

  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

  (2) Net loss from principal transactions in securities in trading accounts.   0

  (3) Net loss from principal transactions in commodities in trading accounts.   0

  (4) Interest and dividend expense deducted in determining item 2a.   0

  (5) Net loss from management of or participation in the underwriting or distribution of securities.   0

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

  (7) Net loss from securities in investment accounts.   0

      Total additions   0

2c. Deductions:

  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. $ 124,519

  (2) Revenues from commodity transactions.   0

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   0

  (4) Reimbursements for postage in connection with proxy solicitation.   0

  (5) Net gain from securities in investment accounts.   0

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

      __BRG 2013 Oil and Gas Program – Private Offering__   151,600
      (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

     (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

      Enter the greater of line (i) or (ii)   0

      Total deductions $ 276,119

2d. SIPC Net Operating Revenues $ 4,515,262

2e. General Assessment @ .0025 $ 11,288

                                                  (to page 1, line 2.A.)